UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 4)*

                    Under the Securities Exchange Act of 1934


                            Meadow Valley Corporation
                   -------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                    583185103
                                 --------------
                                 (CUSIP Number)

                                   Steven Hill
                              4005 Industrial Road
                             Las Vegas, Nevada 89103
                             Telephone 702-893-6557
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 15, 2001
              -----------------------------------------------------
             (Date of Event that Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)     Names and I.R.S. Identification Numbers of Reporting Person

                Silver State Materials Corp.

(2)     Check the Appropriate Box if a Member of a Group            (a)   /  /
                                                                    (b)   /x /
(3)     SEC Use Only

(4)     Source of Funds

                OO

(5)     Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                    /  /

(6)     Citizenship or Place of Organization

                Nevada

                         (7)     Sole Voting Power
         Number of                   512,300
          Shares
        Beneficially     (8)     Shared Voting Power
          Owned By                0

           Each
         Reporting       (9)     Sole Dispositive Power
          Person                     512,300
           With
                         (10)    Shared Dispositive Power
                                  0

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                  512,300

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  /  /

(13)    Percent of Class Represented by Amount in Row (11)
                14.4%(1)

(14)    Type of Reporting Person

                CO

--------
(1) These percentages reflect the percentage share ownership with respect to 3,559,938 shares, the number of shares of Issuer's common stock outstanding as of June 30, 2001, as reported by Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 14, 2001.

(1)     Names and I.R.S. Identification Numbers of Reporting Person

                Cyrus W. Spurlino

(2)     Check the Appropriate Box if a Member of a Group            (a)   /  /
                                                                    (b)   /x /
(3)     SEC Use Only

(4)     Source of Funds

                PF

(5)     Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                    /  /

(6)     Citizenship or Place of Organization

                United States of America

                         (7)     Sole Voting Power
         Number of                   47,800
          Shares
        Beneficially     (8)     Shared Voting Power
          Owned By                0

           Each
         Reporting       (9)     Sole Dispositive Power
          Person                     47,800
           With
                         (10)    Shared Dispositive Power
                                  0

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                  47,800

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  /  /

(13)    Percent of Class Represented by Amount in Row (11)

                1.3%(1)

(14)    Type of Reporting Person

                C0

---------
(1) These percentages reflect the percentage share ownership with respect to 3,559,938 shares, the number of shares of Issuer's common stock outstanding as of June 30, 2001, as reported by Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 14, 2001.

Item 1.  Security and Issuer.

         This statement relates to shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Meadow Valley Corporation (the "Issuer"), a Nevada corporation. The principal executive offices of the Issuer are located at 4411 South 40th St., Suite D-11 Phoenix, Arizona 85040.


Item 2.  Identity and Background.

         (a) This statement is being filed pursuant to Regulation 13D-G of the General Rules and Regulations under the Act, by the following: Silver State
Materials Corp., a Nevada corporation ("SSMC") and Cyrus W. Spurlino ("Spurlino"). SSMC and Spurlino are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this Amendment No. 4 to
Schedule 13D (this "Amendment") to amend the 13D of the Reporting Persons as filed with the Securities and Exchange Commission on September 21, 2000 and as amended on December 8, 2000 ("Amendment No. 1"), on December 15, 2000
("Amendment No. 2") and February 6, 2001 ("Amendment No. 3") (together the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.

         (b) - (e) As originally reported on the Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration.

            As originally reported on the Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 is amended and restated as follows; however, unless specifically indicated herein, nothing in this amended and restated Item 4 alters any earlier disclosure in the Schedule 13D:

         The Reporting Persons acquired and, except as reported below, continue to hold the shares of Common Stock reported herein for investment purposes. In mid-2001, SSMC participated in preliminary discussions with the Issuer regarding the potential for SSMC to acquire the Las Vegas and Phoenix concrete operations (the "Operations") managed by Ready Mix, Inc., one of the Issuer's subsidiaries. During and subsequent to those preliminary discussions, the Issuer provided information to SSMC about the Operations. On June 8, 2001, SSMC made a preliminary proposal to the Issuer to purchase the Operations, subject to due diligence investigations and other customary conditions. No agreement has been reached regarding any purchase of the Operations by SSMC.

         In recent weeks SSMC has discovered information that leads it to believe that the Issuer may have made false and misleading communications to its shareholders. As result, in a letter dated November 14, 2001, SSMC made a request to the Issuer in accordance with Article II, Section 2 of the By-Laws of the Issuer that it call a special meeting of the shareholders of the Issuer. Such request may result in a contested solicitation for the election of directors, a change in the present board of directors or management of the issuer, a change in the terms of directors, the filling of vacancies on the board, and one or more changes in the bylaws of the Issuer. At an appropriate time, further information and SSMC's position will be forthcoming in a proxy statement to be distributed in accordance with applicable law. SSMC has also filed an action against the Issuer and its current directors alleging false and misleading communications to shareholders.

         The Reporting Persons intend to review continuously their equity position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, each of the applicable Reporting Persons may determine to increase or decrease its equity interest in the Issuer by acquiring additional shares of Common Stock or by disposing of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

         Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals that relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to consider any and all of such actions or events and to develop such plans or proposals in the future.


Item 5.  Interest in Securities of the Issuer.

         (a) -(b) Aggregate Number and percentage of shares of common stock owned.

                                                  SSMC                   Cyrus W. Spurlino               Total
                                             ________________             ________________          ________________

                                              Presently                    Presently                Presently
                                               Owned           %           Owned          %         Owned          %
                                              _________________            _________________        ________________

Sole Voting Power                              512,300       14.4%          47,800      1.3%        560,100     15.7%

Shared Voting Power                                  0        0.0%               0      0.0%              0      0.0%

Sole Dispositive Power                         512,300       14.4%          47,800      1.3%        560,100     15.7%

Shared Dispositive Power                             0        0.0%               0      0.0%              0      0.0%

                                                 _________________         _________________         ________________

Total Beneficial Ownership                     512,300       14.4%          47,800      1.3%        560,100     15.7%

         If the Reporting Persons are deemed to constitute a group, the 560,100 shares of MVC common stock held by the Reporting Persons would represent approximately 15.7% of the total number of outstanding shares of MVC's common stock. Although SSMC disclaims beneficial ownership of the shares of MVC's common stock held by Mr. Spurlino, Mr. Spurlino will be deemed to beneficially own the shares of MVC's common stock held by SSMC since Mr. Spurlino serves as Chairman and Treasurer of SSMC.

         These percentages reflect the percentage share ownership with respect to 3,559,938 shares, the number of shares of Issuer's common stock outstanding as of June 30, 2001, as reported by Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 14, 2001.

            (c) Not Applicable.


         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any of the Reporting Persons.

            (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Not applicable


Item 7.  Material to be Filed as Exhibits.

         None





                  [Remainder of page left intentionally blank]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED, November 15, 2001

                                             SILVER STATE MATERIALS CORP.


                                             By: /s/ Steven Hill
                                                --------------------------
                                                   Steven Hill,

                                             Its President.





                                             CYRUS W. SPURLINO
                                             An individual



                                             By: /s/ Steven Hill
                                                --------------------------

                                                   Steven Hill,
                                                   Attorney-in-Fact for
                                                   Cyrus W. Spurlino, an
                                                   individual(1)


----------
(1) On December 21, 2000, Cyrus W. Spurlino executed a power of attorney in favor of Steven Hill which is attached to SSMC's 13D/A 3 as Exhibit A.